                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                               ------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  077410 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Robert A. Belfer
                         767 Fifth Avenue, 46th Floor
                           New York, New York 10153
                                (212) 644-2200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 October 27, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1
(g), check the following box:  [ ]

         Check the following box if a fee is being paid with this statement. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 14,280,648 shares, which constitutes 39.3% of the total number of shares outstanding. Ownership percentages set forth herein assume that at October 27, 1999 there were 36,310,907 shares outstanding (including 31,546,700 shares of Common Stock and 4,219,100 shares of Preferred Stock convertible into 4,764,207 shares of Common Stock, at a conversion rate of 1.1292 shares of Common Stock per share of Preferred Stock, for calculation purposes).


CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Robert A. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         6,242,154
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY                         4,305,676
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      6,242,154
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           4,305,676
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,547,830
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Renee E. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         2,825,926
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY                         906,892
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      2,825,926
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           906,892
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,732,818
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Belfer Corp.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         1,116,279
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      1,116,279
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,116,279
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Robert A. & Renee
                                                             E. Belfer Family
                                                             Foundation

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    a) [X]
                                                             b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         650,000
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      650,000
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         650,000
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                           Trust for the bene-
                                                            fit of Rachelle L.
                                                            Belfer (T-2)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY                         0
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                           Trust for the bene-
                                                            fit of Rachelle L.
                                                            Belfer (T-3)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY                         0
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Trust for the bene-
                                                             fit of Laurence D.
                                                             Belfer (T-4)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Trust for the bene-
                                                             fit of Laurence D.
                                                             Belfer (T-5)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         403,446
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      403,446
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         403,446
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Trust for the bene-
                                                             fit of Elizabeth K.
                                                             Belfer (T-6)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    a) [X]
                                                             b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Trust for the bene-
                                                             fit of Elizabeth K.
                                                             Belfer (T-7)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    a) [X]
                                                             b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Trust for the bene-
                                                             fit of Renee E.
                                                             Belfer (T-8)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         1,374,087
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      1,374,087
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,374,087
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            A&B Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         158,088
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      158,088
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,088
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                        Belwest Petroleum, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [X]
                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         330
SHARES            --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              --------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      330
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         330
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 077410108                                                 SCHEDULE 13D

                         AMENDMENT NO. 3 TO SCHEDULE 13D
                         FILED PURSUANT TO RULE 13-D OF
                        THE GENERAL RULES AND REGULATIONS
                        UNDER THE SECURITIES EXCHANGE ACT
                               OF 1934, AS AMENDED


THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE FILING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO.1 FILED ON BEHALF OF THE FILING PERSONS WITH THE COMMISSION ON APRIL 9, 1996 AND BY AMENDMENT NO. 2 FILED ON BEHALF OF THE FILING PERSONS WITH THE COMMISSION ON JUNE 12, 1998. THE TEXTS OF ITEMS 1, 2, 3, 4, 5 AND 6 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS
FOLLOWS:


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), and the 6 1/2% convertible preferred stock, par value $.01 per share (the "Preferred Stock"), of Belco Oil & Gas Corp., a Nevada corporation ("Belco" or "Issuer"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Robert A. Belfer, Renee E. Belfer, Belfer Corp. (formerly Belco Energy Corp.), a Delaware corporation ("BC"), Belwest Petroleum, Inc., a Delaware corporation ("BPI"), Robert A. & Renee E. Belfer Family Foundation ("Belfer Foundation"), A&B Investors, Inc., a Delaware corporation ("A&B"), and each of the trusts (collectively, the "Trusts") described below (collectively, the "Filing Persons").

     The Trusts and their respective trustees are as follows:

     1. Trust for the benefit of Rachelle L. Belfer (T-2), Robert A. Belfer and Renee E. Belfer, Trustees

     2. Trust for the benefit of Rachelle L. Belfer (T-3), Renee E. Belfer, Trustee

     3. Trust for the benefit of Laurence D. Belfer (T-4), Robert A. Belfer and Renee E. Belfer, Trustees

     4. Trust for the benefit of Laurence D. Belfer (T-5), Renee E. Belfer, Trustee

     5. Trust for the benefit of Elizabeth K. Belfer (T-6), Robert A. Belfer and Renee E. Belfer, Trustees

     6. Trust for the benefit of Elizabeth K. Belfer (T-7), Renee E. Belfer, Trustee

     7.  Trust for the benefit of Renee E. Belfer (T-8), Robert A. Belfer,
         Trustee

     As disclosed in Item 4, the shares of Common Stock held in the Trusts for the benefit of Rachelle L. Belfer (T-2 and T-3) were distributed to Rachelle L. Belfer upon the expiration of such trusts according to their terms.

     The current mailing address for Robert A. Belfer, Renee E. Belfer, BC, BPI, Belfer Foundation and the Trusts is 767 Fifth Avenue, 46th Floor, New York, New York 10153. The current mailing address for A&B is 333 Clay Avenue, Suite 4150, Three Allen Center, Houston, Texas 77002. Robert A. Belfer is Chairman of the Board and Chief Executive Officer of Belco at the address listed in Item 1. Renee E. Belfer is not employed.

     None of the Filing Persons has been convicted in a criminal proceeding during the last five years. None of the Filing Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Robert A. Belfer and Renee E. Belfer are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the filing of the statement on Schedule 13D, as amended, no securi-ties of the Issuer have been purchased by the Filing Parties.


ITEM 4.  PURPOSE OF TRANSACTION.

     Since the filing of the statement on Schedule 13D, as amended, the follow-ing dispositions of securities of the Issuer have occurred: (1) Mr. Belfer made a gift of 100,000 shares of Common Stock to the Belfer Foundation, (2) Mr. Belfer made a gift of 60,914 shares of Common Stock to a charity, (3) the Belfer Foundation made four separate gifts to four separate charities totaling 150,000 shares of Common Stock, (4) the Trusts for the benefit of Rachelle L. Belfer (T-2 and T-3) distributed a total of 1,006,892 shares of Common Stock to Rachelle L. Belfer pursuant to the terms of such trusts which had expired according to their terms, and (5) the Trust for the benefit of Laurence D. Belfer (T-5) exchanged 100,000 shares of Common Stock for interests in an ex-change fund.

     Mr. Belfer and the other Filing Persons intend to review their investment in the Company on a continuing basis. Depending upon the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic condi-tions, tax considerations and other factors deemed relevant, the Filing Parties may purchase additional shares of Common Stock and Preferred Stock from time to time in the open market or in privately negotiated transactions. Any such pur-chases will be for the account of the Filing Person making the purchase and will be made with the personal or corporate funds of the acquiring Filing Person. From time to time shares of Common Stock or Preferred Stock may be transferred by gift or other similar disposition to third parties.

     Except as set forth in this Item 4, none of the Filing Persons has any plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF ISSUER.

 (a)     (i)      ROBERT A. BELFER. Robert A. Belfer owns 6,235,379 shares
                  (17.2%) of Common Stock and 6,000 shares of Preferred Stock convertible into 6,775 shares of Common Stock for a total of 6,242,154 shares of Common Stock (17.2%). By virtue of being the sole executive officer and director of BC and BPI, Donor
                  Trustee of the Belfer Foundation, 50% owner of A&B and trustee or co-trustee of certain of the

                  Trusts, Robert A. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BC, BPI, the Belfer Foundation, A&B and the Trusts of which he is trustee or co-trustee, representing an aggregate of 3,695,908 shares (10.2%) of Common Stock and 540,000 shares of Preferred Stock convertible into 609,768 shares of Common Stock for a total of 4,305,676 shares (11.9%) of Common Stock.

                  (ii) RENEE E. BELFER. Renee E. Belfer owns 2,805,601 shares (7.7%) of Common Stock and 18,000 shares of Preferred Stock convertible into 20,325 shares of Common Stock for a total of 2,825,926 shares (7.8%) of Common Stock. By virtue of being the trustee or co-trustee of certain of the Trusts, Renee E. Belfer may be deemed to share voting and dispositive power with respect to those Trusts of which she is trustee or co-trustee, representing an aggregate of 906,892 shares (2.5%) of Common Stock.

                  (iii) BC. BC holds 845,271 shares (2.3%) of Common Stock and 240,000 shares of Preferred Stock convertible into 271,008 shares of Common Stock for a total of 1,116,279 shares (3.1%) of Common Stock.

                  (iv) BPI. BPI holds 330 shares (less than 1%) of Common Stock.

                  (v) BELFER FOUNDATION. Belfer Foundation holds 650,000 shares (1.8%) of Common Stock.

                  (vi) A&B. A&B holds 140,000 shares of Preferred Stock conver-tible into 158,088 (0.4%) shares of Common Stock.

                  (vii) TRUST FOR THE BENEFIT OF RACHELLE L. BELFER (T-2).  This
                  Trust holds 0 shares (0%) of Common Stock.  The 503,446 shares of Common Stock previously held by this trust were distributed in September 1999 to Rachelle L. Belfer upon the expiration
     `            of such trust according to its terms.

                  (viii) TRUST FOR THE BENEFIT OF RACHELLE L. BELFER (T-3). This Trust holds 0 shares (0%) of Common Stock. The 503,446 shares of Common Stock previously held by this trust were distributed in October 1999 to Rachelle L. Belfer upon the expiration of such trust according to its terms.

                  (ix) TRUST FOR THE BENEFIT OF LAURENCE D. BELFER (T-4). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (x) TRUST FOR THE BENEFIT OF LAURENCE D. BELFER (T-5). This Trust holds 403,446 shares (1.1%) of Common Stock. On Septem-ber 3, 1999, 100,000 shares of Common Stock were exchanged for interests in an exchange fund at a price of $7.03 per share of Common Stock.

                  (xi) TRUST FOR THE BENEFIT OF ELIZABETH K. BELFER (T-6). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (xii) TRUST FOR THE BENEFIT OF ELIZABETH K. BELFER (T-7). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (xiii) TRUST FOR THE BENEFIT OF RENEE E. BELFER (T-8). This Trust holds 1,193,415 shares (3.3%) of Common Stock and 160,000 shares of Preferred Stock convertible into 180,672 shares of Common Stock for a total of 1,374,087 shares (3.8%) of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 hereof.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 1999

                                            TRUST FOR THE BENEFIT OF
                                            LAURENCE D. BELFER (T-5)

                                            /s/ Renee E. Belfer
/s/ Robert A. Belfer                        ------------------------------------
-------------------------------------       By:  Renee E. Belfer, Trustee
Robert A. Belfer
                                            TRUST FOR THE BENEFIT OF
/s/ Renee E. Belfer                         ELIZABETH K. BELFER (T-6)
-------------------------------------
Renee E. Belfer                             /s/ Robert A. Belfer
                                            ------------------------------------
BELFER CORP.                                By:  Robert A. Belfer, Co-Trustee

/s/ Robert A. Belfer
-------------------------------------       /s/ Renee E. Belfer
By:  Robert A. Belfer, President            ------------------------------------
                                            By:  Renee E. Belfer, Co-Trustee

TRUST FOR THE BENEFIT OF                    TRUST FOR THE BENEFIT OF
RACHELLE L. BELFER (T-2)                    ELIZABETH K. BELFER (T-7)

/s/ Robert A. Belfer                        /s/ Renee E. Belfer
-------------------------------------       ------------------------------------
By:  Robert A. Belfer, Co-Trustee           By:  Renee E. Belfer, Trustee

                                            TRUST FOR THE BENEFIT OF
/s/ Renee E. Belfer                         RENEE E. BELFER (T-8)
-------------------------------------
By:  Renee E. Belfer, Co-Trustee            /s/ Robert A. Belfer
                                            ------------------------------------
TRUST FOR THE BENEFIT OF                    By:  Robert A. Belfer, Trustee
RACHELLE L. BELFER (T-3)
                                            A&B INVESTORS, INC.
/s/ Renee E. Belfer
-------------------------------------       /s/ Robert A. Belfer
By:  Renee E. Belfer, Trustee               ------------------------------------
                                            By:  Robert A. Belfer
TRUST FOR THE BENEFIT OF
LAURENCE D. BELFER (T-4)

/s/ Robert A. Belfer
-------------------------------------
By:  Robert A. Belfer, Co-Trustee


/s/ Renee E. Belfer,
-------------------------------------
By:  Renee E. Belfer, Co-Trustee

